No Act
PE 2/16/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12027020

February 16, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
rmueller@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-12

Re: Danaher Corporation
Incoming letter dated January 11, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 11, 2012 concerning the shareholder proposal submitted to Danaher by John Chevedden. We also have received letters from the proponent dated January 24, 2012, February 10, 2012 and February 14, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov /divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Danaher Corporation
Incoming letter dated January 11, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Danaher may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Danaher, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Danaher omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Danaher Corporation (DHR)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

The company persists in its failure to address the footnote to the resolved statement as a footnote.

The company does not address why the footnote is merely inoperable in Delaware at this particular time.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: James O'Reilly <Jim.O'Reilly@Danaher.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Danaher Corporation (DHR)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

A proposal is not ambiguous if it is purportedly subject to two interpretations, but one of those interpretations is absurd or a mutation of the absurd.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: James F. O'Reilly <James.F.OReilly@danaher.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Danaher Corporation (DHR)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal. This is an example of a company outsourcing its corporate governance and actually getting the name of the proponent correct.

The company does not address the footnote to the resolved statement as a footnote:
foot·note n
1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company has not provided any definition of a footnote that claims a common use of footnotes is to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: James F. O'Reilly <James.F.OReilly@danaher.com>

[DHR: Rule 14a-8 Proposal, December 2, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. And adopting this proposal topic has been accomplished by other companies by using a bylaw provision of less then 200-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. Kenneth Steiner and James McRitchie have submitted a number of proposals on this topic receiving up to 73% support.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition, and "Concern" in Executive Pay – $17 million for our CEO Lawrence Culp.

The Corporate Library said long-term incentive pay for our executives consisted of performance-based restricted stock units (PRSU) and market-priced stock options that simply vest over time. Even worse, the PBRSU's covered a one-year period and were based on adjusted EPS, the same metric used for the annual plan.

Not only did this suggest a lack of incentives tied to our company's long-term success, it also indicated that executives were rewarded twice for the same goal. Finally, our CEO was potentially entitled to $37 million if there was a change in control. Executive pay polices such as these were not in the interests of shareholders.

Half our board had long-tenure of 12 to 28 years. Long-tenured directors can form relationships that compromise their independence and hinder their ability to provide effective oversight.

Walter Lohr, with 28-years tenure, chaired our nomination committee. Mr. Lohr also received our highest negative votes by far – 31% negative. Donald Ehrlich, with 26-years tenure, chaired our executive pay committee. Mortimer Caplin, age 94, was on our Audit and Executive Pay Committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 22614-00004

January 11, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Danaher Corporation*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Danaher Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because (i) it requests alternative and inconsistent actions, and (ii) one of the alternative standards set forth in the Proposal is vague and ambiguous. We address the second of these first.

A. The Proposal Relies Upon a Vague and Indefinite Standard.

One of the actions requested by the Proposal is to enable one or more shareholders, holding "the lowest percentage of our outstanding common stock permitted by state law" to call a special meeting of shareholders. The Company is incorporated under Delaware law. The Delaware General Corporation Law does not specify a minimum percentage of share ownership for shareholders to be able to call a special meeting of shareholders. Instead, Section 211(d) of the General Corporation Law states that a special meeting of shareholders may be called "by such person or persons as may be authorized by the certificate of incorporation or by the bylaws" of a company.

Because the Proposal specifically relies upon a standard expressed as the "lowest percentage" permitted by state law, in the context of Delaware law, it is unclear exactly what actions the Company would need to take in order to comply with this standard. For example, must the Company adopt a share ownership threshold equal to the lowest whole percent, in this case 1%, or would the Company need to establish a threshold expressed as a percentage that is less than a whole percent? If the Company attempted to express the lowest standard allowed by law, which would be one share, as a percentage, it is unclear as of what date it would establish that percentage, since the percentage represented by one share could vary daily as the number of issued and outstanding shares fluctuates due to shares being issued under equity compensation arrangements or pursuant to the conversion of convertible debt instruments, or repurchased under share buyback programs. As a result, the specific percentage of the Company's outstanding common stock that is equal to one share would be constantly fluctuating; yet, the Proposal provides no guidance as to when the Company would be required to determine the applicable percentage. Thus, it is unclear whether the company would be required to amend its governing documents in response to any future changes to the percentage of the Company's outstanding common stock equivalent to one share or whether the Company would be in compliance with the terms of the Proposal if it were to set a required share ownership percentage threshold in its governing documents that subsequently was not in fact equal to the "lowest percentage" permitted by Delaware law due to changes in the total number of the Company's shares of common stock outstanding. The Proposal's use of a standard that has no significance under Delaware law creates all of these unanswered questions, yet the Proposal provides no guidance as to how the Company must address these concerns when implementing the Proposal.

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where it was impossible to determine exactly how to implement the proposal because important aspects of the process or criteria requested were ambiguously drafted. For example, in *Pfizer Inc.* (avail Feb. 18, 2003), the Staff concurred with the exclusion of a proposal that requested that the company's board of directors make all stock option grants to management and the board at no less than the "highest stock price" and that the options contain a buyback provision. The company argued that the proposal was vaguely worded such that the company:

> would not know whether the reference to "the highest stock price" refers to the highest price at which the stock trades on the date that the [b]oard seeks to "make all options" conform to the [p]roposal, the highest price at which the stock has ever traded prior to the date the [b]oard acts or a price determined within a limited time in the past, or whether the [p]roposal requires some form of action that would take into account stock price highs reached by the [c]ompany's stock in the future.

Finding the proposal vague and indefinite, the Staff concurred with the company's belief that the proposal was excludable under Rule 14a-8(i)(3). Similarly, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal requesting that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." The company argued that it was impossible to determine exactly how to implement the proposal because it was unclear whether the proposal required that the company establish a policy that all directors must retire at the age of 72 or whether the company would instead be required to determine a mandatory retirement age for each director when he or she attained the age of 72 years, and the Staff concurred that the proposal was excludable as vague and indefinite. *See also NSTAR* (avail. Jan. 5, 2007) (concurring with the exclusion of a proposal requesting "standards of record keeping of our financial records" because the terms "standards" and "financial records" were vague and indefinite); *International Business Machines Corp.* (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the Proposal is vague and indefinite because it is unclear how the Company would be required to express a share ownership threshold of the "lowest percentage" of the Company's outstanding common stock permitted by law when Delaware law does not speak in terms of percentages and further, if the Company were to be required to include a particular percentage of share ownership in its governing documents, how that percentage would be determined in light of constant changes to the actual percentage equal to the lowest level of share ownership permitted by Delaware law.

B. The Proposal Requests Alternative and Inconsistent Actions.

The Proposal is vague and indefinite because it sets forth two inconsistent alternative requirements for how the Proposal should be implemented but fails to provide any guidance as to how the ambiguities resulting from the Proposal's vague language should be resolved. Specifically, the Proposal requests that the Company amend its governing documents to lower the share ownership threshold required for shareholders to call a special shareholder meeting[1] to provide that a special meeting may be called by shareholders holding "not less than one-tenth...of the voting power of the [Company]...[o]r the lowest percentage of [the Company's] outstanding common stock permitted by state law." Thus, the Proposal presents two alternative standards for which shareholders may call special meetings of shareholders:

- shareholders holding not less than one-tenth of the voting power; or
- shareholders holding the lowest percentage of the Company's outstanding common stock permitted by law.

When state law imposes a minimum share ownership standard for calling special meetings that is above ten percent, the Proposal's language results in specifying only one voting standard. As noted above, however, the state law applicable to the Company does not specify a minimum permissible percentage of share ownership for calling a special meeting of shareholders. As a result, each of the alternative ownership standards specified in the Proposal would be legally permissible but would result in different share ownership thresholds. Specifically, a share ownership threshold of ten percent, while consistent with state law, would not in fact be equal to the lowest percentage legally permitted. Rather, setting the share ownership threshold at the lowest percentage permitted by state law would result in a threshold at some level much less than ten percent (depending on how the "lowest percentage permitted by state law" is interpreted).[2]

---

[1] Presently, Article Seventh of the Company's Restated Certificate of Incorporation and Section 3 of the Company's Amended and Restated By-Laws provide that a special meeting of the shareholders may be called by the holders of not less than 25% of all the votes entitled to be cast on an issue to be considered at the meeting.

[2] We also note that the Proposal is substantially different than previous special meeting proposals submitted by the Proponent, which typically requested a stock ownership threshold of 10% of the company's outstanding common stock or "the lowest percentage permitted by law above 10%." *See, e.g., Southwestern Energy Co.* (avail. Feb. 28, 2011); *Raytheon Co.* (avail. Mar. 29, 2010). In those instances, the circumstances under which the alternative standard applied were clearly specified in the proposal, such that in all

[Footnote continued on next page]

Given the significantly different implications of requiring one alternative threshold over the other, it is impossible to fully understand the effect of implementing the Proposal without understanding what share ownership threshold would be required if the Proposal were approved. However, because the Proposal provides no guidance as to how to resolve this ambiguity, shareholders voting on the Proposal will not be able to know with any reasonable certainty what specific actions the Company would be required to take under the Proposal's provisions. For example, does the Proposal require a share ownership threshold of "one-tenth" of the Company's voting power, a threshold equal to the "lowest percentage" permitted by Delaware law, or would the Company have discretion to choose either alternative? Because the Proposal reasonably can be interpreted to be referring to any of the three alternatives, shareholders voting on the Proposal are unlikely to all agree as to how this ambiguity should be resolved, such that it would be impossible to assure that all shareholders voting on the Proposal shared a common understanding of the effect of implementing the Proposal. As a result, the Company would not be able to determine with any reasonable certainty whether shareholders intended to approve a proposal with a ten percent share ownership threshold, a proposal with the lowest percentage share ownership threshold legally permitted, or a proposal that would permit the Company to elect either alternative in its discretion. Thus, due to the vague and indefinite nature of the Proposal, the Company's eventual choice of a share ownership threshold could be significantly different from the threshold shareholders envisioned when voting on the Proposal.

In this regard, the Proposal is substantially similar to previous proposals the Staff has concurred were excludable under Rule 14a-8(i)(3) where the proposal referenced alternative standards, such that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board

---

[Footnote continued from previous page]
cases the proposals operated to specify only a single standard: 10%, or if that standard were not allowed under state law, the lowest permissible standard. By contrast, the two share ownership alternatives set forth in the Proposal are not tied to a common baseline share ownership threshold and can both be legally adopted despite having significantly different implications. Accordingly, unlike the Proponent's previous proposals, the Proposal's share ownership provisions are not always mutually exclusive, and as noted above, shareholders and the Company will be unable to determine with any reasonable certainty what specific stock ownership threshold the Proposal would seek to apply when, as is the case here, state law does not require a minimum stock ownership threshold.

("FASB") guidelines. The company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine from the proposal which of the two alternative methods the company would need to adopt in order to implement the proposal.[3] Likewise, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of GM's restructuring initiatives," where the company argued that shareholders would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives." Similarly, in *Northrop Corp.* (avail. Mar. 2, 1990), the Staff concurred with the exclusion of a proposal that requested the immediate "appointment" of a "qualified outside director" meeting a number of particular qualifications. The company argued that appointing a director could be accomplished in a number of different manners and that because the proposal provided no guidance, the company would be unable to determine which of the alternative actions implied by the proposal would be required. The Staff concurred, noting that "the proposal does not specify which corporate actions, from among a number of legally possible alternatives, would be chosen to effect the 'appointment' of the 'qualified outside director.'" *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

Thus, due to the Proposal's various inherent ambiguities, and consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits

---

[3] In this regard, the Proposal is also similar to the first proposal in *Pool Corp.* (avail. Feb. 17, 2009), where a shareholder proposal requested that the company either close or sell its service center in Mexico or alternatively, if management disagreed with that approach, engage the Tulane University Business School to undertake a strategic review of the company's Mexico service centers. The company argued that the proposal was excludable under Rule 14a-8(i)(3) because the inconsistent alternatives set forth in the proposal made it such that "no shareholder could be certain of what his or her vote would accomplish." Although the Staff excluded the Proposal on an alternate basis and therefore did not address the company's Rule 14a-8(i)(3) argument, we believe that the company's argument was a reasonable one and is relevant in that the Proposal similarly sets forth inconsistent alternatives such that shareholders cannot know with any reasonable certainty what effect the Proposal would have if approved.

of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, as a result of the vague and indefinite nature of the Proposal, we believe the Proposal is impermissibly misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James O'Reilly, the Company's Associate General Counsel and Secretary, at (202) 419-7611.

Sincerely,



Ronald O. Mueller

Enclosures

cc: James O'Reilly, Danaher Corporation
John Chevedden

101215803.2

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Steven M. Rales
Chairman of the Board
Danaher Corporation (DHR)
2200 Pennsylvania Ave NW Ste 800 W
Washington DC 20037

Dear Mr. Rales,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: James F. O'Reilly <James.F.OReilly@danaher.com>
Corporate Secretary
PH: 202 828-0850
FX: 202 828-0860
Matt R. McGrew <investor.relations@danaher.com>

[DHR: Rule 14a-8 Proposal, December 2, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. And adopting this proposal topic has been accomplished by other companies by using a bylaw provision of less then 200-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. Kenneth Steiner and James McRitchie have submitted a number of proposals on this topic receiving up to 73% support.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition, and "Concern" in Executive Pay – $17 million for our CEO Lawrence Culp.

The Corporate Library said long-term incentive pay for our executives consisted of performance-based restricted stock units (PRSU) and market-priced stock options that simply vest over time. Even worse, the PBRSU's covered a one-year period and were based on adjusted EPS, the same metric used for the annual plan.

Not only did this suggest a lack of incentives tied to our company's long-term success, it also indicated that executives were rewarded twice for the same goal. Finally, our CEO was potentially entitled to $37 million if there was a change in control. Executive pay polices such as these were not in the interests of shareholders.

Half our board had long-tenure of 12 to 28 years. Long-tenured directors can form relationships that compromise their independence and hinder their ability to provide effective oversight.

Walter Lohr, with 28-years tenure, chaired our nomination committee. Mr. Lohr also received our highest negative votes by far – 31% negative. Donald Ehrlich, with 26-years tenure, chaired our executive pay committee. Mortimer Caplin, age 94, was on our Audit and Executive Pay Committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 2, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 200 shares of Reliance Steel & Aluminum Co. (RS common stock – CUSIP:759509102) since December 2, 2008; 275 shares of Newell Rubbermaid Inc. (NWL common stock– CUSIP:651229106) since November 30, 2009; and 150 shares of Danaher Corporation (DHR common stock – CUSIP:235851102) since at November 20, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289


DANAHER

December 6, 2011

VIA OVERNIGHT MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Danaher Corporation (the "Company"), which received on December 2, 2011 your shareholder proposal entitled "Special Shareowner Meetings" for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, as explained below, the letter you submitted from Ram Trust Services is not sufficient to establish ownership of Company shares because Ram Trust Services is not a Depository Trust Company ("DTC") participant.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Danaher Corporation, 2200 Pennsylvania Avenue, NW, Suite 800W, Washington, DC 20037. Alternatively, you may transmit any response by email to me at jim.oreilly@danaher.com.

If you have any questions with respect to the foregoing, please contact me at (202) 419-7611. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Enclosures



Post-it® Fax Note 7671	Date 12-13-11	# of pages ▶
To James O'Reilly	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 202-828-0860	Fax #	

December 13, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Danaher Corporation (Shareholder Resolution) CUSIP # 235851102
Account: *** FISMA & OMB Memorandum M-07-16 *** **Ram Trust Services**

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 2, 2011, Ram Trust Services held 202 shares of Danaher Corporation Company CUSIP # 235851102.

The above account has continuously held at least 150 shares of DHR common stock since at least November 20, 2008.

Sincerely,

Rhonda Epler-Staggs (signature)

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services